Exhibit 99.1

Investor Relations	Media Relations

Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Lorretta Gasper CDC Corporation 678-259-8631 lgasper@cdcsoftware.com

One of the World’s Leading Global Beauty Companies Selects CDC

Software’s CDC Factory Solution to Help Improve Operational

Excellence

CDC Factory to Help Coty’s North Carolina Plant Achieve its Goal to Become

Lowest Cost Producer within the Operations Group

SHANGHAI, ATLANTA — July 26, 2011 – CDC Software Corporation (NASDAQ: CDCS), a hybrid enterprise software provider of on-premise and cloud deployments, announced that Coty Inc., a leading global beauty company and one of the world’s largest fragrance manufacturers, plans to implement CDC Factory’s manufacturing operations management (MOM) solution to help improve efficiencies and drive productivity at this $4 billion company.

Following a CDC Factory Benchmark Audit, Coty identified opportunities for significant cost savings at its Sanford, North Carolina, plant. As part of the Sanford operations’ plans to improve plant efficiencies and utilization, Coty had already implemented its own lean initiatives. This resulted in significant improvements; however, Coty wanted to make these initiatives sustainable while using its own home grown system. As a result, Coty decided to implement CDC Factory so it could measure and drive actions in real time to generate cost savings.

According to Brian O’Neil, vice president of Coty Operations, “We understand the power of lean manufacturing in lowering overall operating costs, and in engaging our work force in collecting and using their own data to drive improvements. In our initial lean projects, we did yield some benefits; however, we were looking to raise performance to the next level. To accomplish that goal, we realized the need for real-time intelligence and a better continuous improvement structure. With the implementation of CDC Factory, and leveraging CDC Software’s expertise in this area, we expect to see reduced costs and increased efficiencies at our plant, while positively impacting our employee culture.”

“We are delighted to add this global beauty company to our expanding Consumer Packaged Goods (CPG) customer base,” said Mark Sutcliffe, president of CDC Factory, a product line and business of CDC Software. “More and more CPG companies are using CDC Factory to help address today’s business challenges of rising commodity and fuel prices and a slowly recovering economy. CDC Factory not only helps address these high level issues, but it also provides a system for manufacturers to execute meaningful and productive change management and efficiency improvements that will position them for long-term growth.”

About CDC Factory

CDC Factory is a packaged manufacturing operations management system that transforms manufacturing performance by empowering people to make real-time actionable decisions. CDC Factory is a platform that is used to standardize improved daily work control practices and formalize the continuous improvement initiatives already in place. CDC Factory integrates the functionality of shop floor data capture, packaged metrics like Overall Equipment Effectiveness (OEE), analytics and scorecards, continuous improvement capabilities and paperless quality management. The technology is combined with a proven change method that focuses on developing a structure of daily performance reviews to help drive better performance every run, every shift, every day. The process aids in the development of operator skills so they are better able to drive their own improvements and is deployed typically in less than six weeks per factory. For more information, visit: www.cdcfactory.com.

About Coty Inc.

Coty was created in Paris in 1904 by Francois Coty who is credited with founding the modern fragrance industry. Today, Coty Inc. is a recognized leader in global beauty with annual net sales of nearly $4 billion. Driven by an entrepreneurial spirit, passion, innovation and creativity, Coty Inc. has developed an unrivaled portfolio of notable brands and delivers its innovative products to consumers in 90 markets worldwide.

The Coty Prestige brand portfolio is distributed in prestige and ultra-prestige stores and includes Balenciaga, Bottega Veneta, Calvin Klein, Cerruti, Chloé, Chopard, Davidoff, Jennifer Lopez, Jil Sander, JOOP!, Karl Lagerfeld, Kenneth Cole, L.A.M.B. fragrance by Gwen Stefani, Lancaster, Marc Jacobs, Nikos, philosophy, Sarah Jessica Parker, Vera Wang, Vivienne Westwood and Wolfgang Joop.

The Coty Beauty brand portfolio is more widely distributed and includes adidas, ASTOR, Baby Phat, Beyoncé Knowles, Celine Dion, Chupa Chups, David and Victoria Beckham, Esprit, Exclamation, Faith Hill, GUESS?, Halle Berry, Heidi Klum, Jovan, Kate Moss, Kylie Minogue, La Cross, Lady Gaga, Manhattan, Manhattan Clearface, Miss Sporty, Nautica, N.Y.C. New York Color, Nicole by OPI, OPI, Pierre Cardin, Playboy, Rimmel, Sally Hansen, Stetson, Tim McGraw, TJoy and Tonino Lamborghini.

Coty and Puig Fashion and Beauty S.L. have a strategic partnership for the distribution of the perfume lines of Antonio Banderas, Carolina Herrera, Nina Ricci, Prada, Paco Rabanne and Shakira in the United States and Canada.

About CDC Software

CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a hybrid enterprise software provider of on-premise and cloud deployments. Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions including on-premise, hosted, cloud-based Software as a Service (SaaS) or blended-hybrid deployment offerings. CDC Software’s solutions include enterprise resource planning (ERP), manufacturing operations management, enterprise manufacturing intelligence, supply chain management (demand management, order management and warehouse and transportation management), global trade management, e-Commerce, human capital management, customer relationship management (CRM), complaint management and aged care solutions.

CDC Software’s recent acquisitions are part of its “integrate, innovate and grow” strategy. Fueling the success of this strategy is the company’s global scalable business and technology infrastructure featuring multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China, a highly collaborative and fast product development process utilizing Agile methodologies, and a worldwide network of direct sales and channel operations. This strategy has helped CDC Software deliver innovative and industry-specific solutions to 10,000 customers worldwide within the manufacturing, distribution, transportation, retail, government, real estate, financial services, health care, and not-for-profit industries. For more information, please visit www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, and includes statements relating to our beliefs regarding our solutions’ ability to be rapidly implemented, measure and drive actions in real time to generate cost savings, help address today’s business challenges, help our customers expand business, increase capacity, reduce costs, engage workforces and positively impact employee culture, increase line or other efficiencies and drive productivity and operational excellence, improve labor utilization, reduce changeover times, address variability and minor stops, standardize metrics and data, our beliefs regarding CDC Factory’s ability to provide real-time workforce empowerment and real-time visibility into operating metrics, beliefs regarding the suitability of CDC Factory for any particular business or customer, our ability to manage change within an organization and incorporate best practices, our beliefs regarding the adoption of CDC Factory by manufacturers of consumer packaged goods and the reasons therefore, our ability to continue to grow in the future, and other statements we may make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the conditions of market; the continued ability of CDC Factory solutions to address manufacturer’s business requirements; demand for and market acceptance of new and existing manufacturing operations management solutions; and development of new functionalities which would allow companies to compete more effectively. Further information on risks or other factors that could cause results to differ is detailed in our filings or submissions with the United States Securities and Exchange Commission, including our Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on June 1, 2010, and those of our ultimate parent company, CDC Corporation, located at www.sec.gov. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. Results vary from customer to customer based upon particular facts and circumstances. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance.